Filed by X-Rite, Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: X-Rite, Incorporated

Commission File No.: 0-14800

Dear Shareholders,

I hope you share my excitement for this morning’s announcement, stating X-Rite’s intent to acquire Amazys Holdings AG. While the details are in the press release, I wanted to share with you why I think this is a significant step for our company.

Amazys Holdings AG develops, markets and supports hardware, software and services to measure and communicate color under the GretagMacbeth brand. We believe that combining X-Rite and Amazys Holdings AG’s complementary strengths will allow us to unite the best-of-the-best in terms of talent, innovation and products. Our pooled investment in research and development will help us propel our technological innovation and enable us to further enhance capability and flexibility in products and services. Synergies from the combination are expected to enhance shareholder value and set the foundation for long-term growth.

The strong financial rationale for the acquisition, combined with the resources, talent, IP, technology and geographic reach of the new company, will help us be a leader in key markets within which we operate – graphic arts, industrial and retail. Once fully integrated, our goal is to redefine the color industry.

Initially, X-Rite plans focus on the integration of Amazys Holdings AG, and achieving the significant cost savings and synergies identified through our due diligence process. Until the acquisition is finalized in late the Spring of 2006, X-Rite and Amazys Holdings AG will continue to operate as individual companies. Upon completion of the transaction, an integration team comprised of X-Rite and Amazys Holdings AG leaders will implement a comprehensive plan to combine the two companies. Over time, we expect to improve our cash flow, strengthen our balance sheet and repay our debt in two to five years.

Since X-Rite was founded in 1958, we’ve had a number of important acquisitions that continue to grow and shape our company. In the last two and a half years, we’ve had six acquisitions and integrations by the current management team, including ColorRx, Centurfax, Monaco Systems, Moniga Gremmo, ICC Tools and ForeSite. We believe that the acquisition of Amazys Holdings AG further improves our position for the future and strengthens our shareholder value.

We believe this acquisition accelerates our path of continued growth and value creation. Here’s how:

•	Value: In fact, we expect an annual combined operational cost savings of approximately $25 million by year three. The transaction is expected to be accretive to X-Rite’s EPS during year two of the combined operations.

•	Positions us as a market leader: The combined company is expected to have combined sales of approximately $240 million and significant market potential. We are a leader in many key markets in which we operate. Through effective supply chain management, we are well positioned to provide solutions that drive down companies’ costs, increase their productivity and stimulate their top-line growth.

•

Strong combination: Just as important as the strong strategic fit of our companies is the cultural fit. We believe that X-Rite and Amazys Holdings AG share compatible values, operating philosophies and views of the future. The wider talent pool is expected to help increase our innovation and IP offering. The new executive team of myself as CEO, Thomas J. Vacchiano, Jr. as president and COO, Mary E. Chowning as CFO, and Dr. Francis Lamy as the CTO will provide strong leadership and industry expertise, with representation from both companies. I respect Thomas Vacchiano’s leadership and look forward to working with him through this integration process. Following the completion of the transaction, the Board of Directors will be comprised of nine members, including six current directors from X-Rite and three current directors from Amazys Holdings AG.

•	Well-positioned for pursuit of business opportunities in existing and emerging markets and geographies: The acquisition allows us to become a worldwide leader in many key markets and every geographic region in which we currently operate. Amazys Holdings AG provides X-Rite with a technical center in Europe, which we believe will increase the efficiency by which these global market opportunities are seized.

•	Increased scale and scope: Uniting our industry-leading color measurement and management solutions sets the stage to meet customers’ unique and rapidly evolving needs. The depth, breadth and scale of our combined IP and technology offerings position us to compete effectively with existing and new competitors in our target markets.

The combined company will be a registered holding company, dually listed on both Nasdaq and the SWX Swiss Exchange, with global corporate headquarters based in Grandville, Michigan and European Headquarters in Regensdorf, Switzerland. The transaction is expected to close in the late Spring of 2006.

Details about the announcement may be found on our Web site, www.xrite.com. We also invite you to share your thoughts and questions by reaching us at investor@xrite.com.

As always, we are committed to increasing shareholder value, leading our industry and becoming a truly great company. I count on your support for this exciting acquisition. If you have any questions please feel free to contact me, or our CFO, Mary Chowning, directly.

Sincerely,

Michael C. Ferrara
CEO, X-Rite

This information in this letter is neither an offer to purchase nor a solicitation of an offer to sell shares of Amazys and is not a substitute for the prospectus and proxy statement and other documents that X-Rite will file with the SEC. At the time the expected exchange offer is commenced, X-Rite will file exchange offer materials and other documents with the U.S. Securities and Exchange Commission (“SEC”), including a prospectus in an S-4 Registration Statement, and will also file exchange offer materials with the Swiss Takeover Board. The exchange offer materials will contain important information, which should be read carefully before any decision is made with respect to the exchange offer. The exchange offer materials and certain other offer documents will be made available to all stockholders of Amazys at no expense to them. The exchange offer materials will also be available for free at the SEC’s website at www.sec.gov. Amazys stockholders are urged to read the relevant exchange offer documents when they become available, as well as any amendments or supplements to those documents, because they will contain important information that stockholders should consider before making any decision regarding tendering their shares.

In addition, the issuance of X-Rite common stock in connection with the proposed transaction will be submitted to X-Rite shareholders for their consideration, and X-Rite will file with the SEC a proxy statement to be used by X-Rite to solicit its shareholders’ approval of the proposed transaction, as well as other relevant documents concerning the proposed transaction. The definitive proxy statement will be sent to the shareholders of X-Rite seeking their approval of the proposed transaction. The proxy statement will also be available for free at the SEC’s Internet site (http://www.sec.gov). Shareholders of X-Rite are urged to read the proxy statement regarding the proposed transaction and any other relevant documents filed with the SEC when they become available, as well as any amendments or supplements to those documents, because they will contain important information.

X-Rite and its directors, officers and other members of its management and employees also may be soliciting proxies from X-Rite’s stockholders in connection with the vote of X-Rite shareholders reference above. Information regarding those participants will be included in Part III of the Company’s Annual Report on Form 10-K for the 2005 fiscal year of the company. Copies of this filing will be available at the SEC’s website. Additional information regarding the interests of those participants may be obtained by reading the proxy statement regarding the proposed transaction when it becomes available.

Copies of the proxy statement, the registration and the SEC filings of X-Rite that will be incorporated by reference in the proxy statement and the registration statement can also be obtained when available, without charge, by directing a request to: Barbara Linderman at blinderman@xrite.com

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the information contained in this letter.

FORWARD LOOKING STATEMENTS

These materials contain forward-looking statements based on current expectations, estimates, forecasts and projections about our business and the industry in which we operate and management’s beliefs and assumptions. Forward-looking statements may be identified by the use of forward-looking terms such as “may,” “will,” “expects,” “believes,” “anticipates,” “plans,” “estimates,” “projects,” “targets,” “forecasts,” and “seeks” or the negative of such terms or other variations on such terms or comparable terminology. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that could cause actual outcomes and results to differ materially. These risks and uncertainties include, but are not limited to, the risk that X-Rite’s and Amazys’s businesses will not be integrated successfully; the challenges of integration and restructuring associated with the transaction or other acquisitions, and the challenges of achieving anticipated synergies; costs related to the transaction; the failure of the X-Rite shareholders to approve the issuance of common stock in connection with the transaction; the possibility that the market for the sale of certain products and services may not develop as expected; X-Rite’s ability to manage its international operations; the risk that the process of reconciling Amazys financial information to U.S. GAAP could result in changes to Amazys’s financial statements that adversely impact the X-Rite’s pro forma estimates regarding the transaction; the existence or enactment of adverse U.S. and foreign government regulation; the risk that the development of products and services may not proceed as planned; adverse general domestic and international economic conditions including interest rate and currency exchange rate fluctuations; the difficulty of efficiently managing the company’s cost structure for capital expenditures, materials and overhead, as well as operating expenses such as wages and benefits due to the vertical integration of the company’s manufacturing processes; the possibility that the transaction or other contemplated acquisitions may not close; the impact of competitive products or technologies and competitive pricing pressures; potential business disruptions; the economic downturn in the U.S. economy; and other risks that are described from time to time in X-Rite’s Securities and Exchange Commission reports. You are cautioned not to place undue reliance on these forward-looking statements, since, while we believe the assumptions on which the forward-looking statements are based are reasonable, there can be no assurance that these forward-looking statements will prove to be accurate. This cautionary statement is applicable to all forward-looking statements contained in this letter. We undertake no obligation to update, amend or clarify forward-looking statements, whether as a result of new information, future events or otherwise.

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fact sheet

Company Name:	X-Rite, Incorporated	Amazys Holding AG (Amazys develops, markets and supports its products and services under the GretagMacbeth brand.)
Ticker:	XRIT (Nasdaq)	AMSN (SWX)
Corporate Headquarters:	Grandville, Michigan, U.S.A.	Regensdorf, Switzerland
Company History:	Founded in 1958.	Founded in 1915.
Employees:	650 employees	400 employees

Description:	X-Rite is a leading provider of color measurement solutions comprised of hardware, software and services for the verification and communication of color data. The Company serves a broad range of industries, including graphic arts, digital imaging, industrial and retail color matching, and medical.	GretagMacbeth, a subsidiary of Amazys Holding AG, is a worldwide technological leader providing color management and color control solutions for graphic arts, photography, digital imaging, paints, plastics, apparel, textiles, and automotive, among other industries.

Operations:	X-Rite, with 18 offices throughout Europe, Asia, and the Americas, serves customers in 100 countries. X-Rite trains, supports and services customers worldwide, and is an ISO-9001 and 17025 certified company.	GretagMacbeth, a subsidiary of Amazys Holding AG, is headquartered in Regensdorf, Switzerland, and maintains offices in the Americas, Europe and Asia. Amazys Holding AG (GretagMacbeth), trains and supports customers worldwide, and is an ISO-9001 certified company.

Major Markets:

Key Customers:	Komori, Xerox, PPG, Toyota, BASF, WalMart, Home Depot and Lowe’s.	Heidelberg, Apple Computer, HP, DuPont, Target, WalMart, Sherwin Williams and Home Depot.

Key Highlights (2004/U.S. Dollars in Millions):
2005 Market Capitalization	$212.0	$188.0
2004 Revenues	$126.2	$106.0
2004 Operating Income	$15.8	$14.5
2004 Net Income	$12.4	$12.7
Shares Outstanding (Diluted)	21.1 m	3.2 m

	NewCo Executive Leadership:	Board of Directors:
	Michael C. Ferrara, Chief Executive Officer; Thomas J. Vacchiano, Jr., President and Chief Operating Officer; Mary E. Chowning, Chief Financial Officer; Dr. Francis Lamy, Chief Technology Officer	The Board of Directors will be comprised of nine members, including six members named by X-Rite and 3 members named by Amazys Holding AG (GretagMacbeth)

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Dear Customer,

It is my pleasure to share with you some exciting news. In keeping with our commitment to provide you with the best color technologies and solutions, today we announced our intent to join forces with GretagMacbeth, a recognized leader in the color industry.

Combining X-Rite and GretagMacbeth’s complementary strengths will enable us to unite the best-of-the-best in terms of innovation, products and talent. Our pooled investment in research and development will accelerate our technological innovation, further enhancing capability and flexibility in products and services. This is expected to stimulate your revenue growth, while increasing your productivity and operating efficiencies through deeper application of color management. I could not be more thrilled with the prospects that lie ahead in meeting your needs.

We understand you will have questions about what this means for the X-Rite products and solutions you have come to rely upon. In the short-term, X-Rite and GretagMacbeth will continue to operate as separate companies. We will remain with our own respective products and services, and you will have the same contacts at X-Rite as you do now. You can rely upon us to continue to provide a high level of service support on existing and future purchases, so you can make color management investments with confidence.

Following the completion of the acquisition, expected in late Spring 2006, we will bring together the best and brightest technologists and marketers from each company to focus on technologies, legacy systems and convergence issues. Any potential changes will be communicated to you quickly. While consolidation naturally occurs when two such organizations unite, I can assure you that decisions will be made in a thoughtful, measured manner that adds the most value to your business. We are committed to a long-term relationship with your company, and you can expect us to provide you with a competitive migration path to the exciting new offerings that will result from the combined organization.

As we will keep you informed of the acquisition throughout its process, we encourage your involvement, and value your thoughts and input. Please feel free to contact your sales representative with any questions or concerns (a complete global listing of our offices can be found on our Web site at www.xrite.com/announce). Details, such as frequently asked questions, deal fact sheet and the press release, can be found at www.xrite.com/announce. Any thoughts or questions on individual products and services can be sent directly at www.xrite.com/contact_us.aspx.

I would like to thank you for your ongoing business and the opportunity to further demonstrate how truly committed we are to your partnership.

The best is yet to come!

Sincerely,

Michael C. Ferrara
CEO, X-Rite

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CUSTOMER Q & A

Given the announcement of our intent to acquire GretagMacbeth, we anticipate a number of questions and concerns from our customers. The document outlines specific questions and answers pertaining to the rationale behind the acquisition and what this news announcement represents to our valued customers.

Who is GretagMacbeth?

GretagMacbeth designs, develops and markets color management solutions, including instrumentation, software and services. In 2004, GretagMacbeth experienced a 14.1 percent growth and revenues of US$100.4 million. With its strong foothold in the European market, GretagMacbeth is expected to enhance X-Rite’s global market penetration and top-line financial growth.

Will my products be discontinued?

In the short term, X-Rite and GretagMacbeth will continue to operate as separate companies, with our own respective products and services. You can be assured that the solutions you purchase from either company today will be supported by us long into the future (minimum seven years). Each company has a long tradition of supporting the legacy systems of our customers. This comes from our desire to maintain lifelong relationships with our customers, a desire which will continue in the combined company.

Following the completion of the transaction, an experienced and talented team of marketers and developers will work through product line and platform decisions in a thoughtful, measured manner. We plan to make choices that will add value to your business, while keeping your existing investments in mind. We’re committed to offering a competitive migration path to new technologies, and plan to give at least six months advance notice on any price or product changes. Bringing value to our customers in our product and service offerings is a high priority.

Why is X-Rite joining with GretagMacbeth?

Combining X-Rite and GretagMacbeth’s complementary strengths will allow us to unite the best-of-the-best in terms of innovation, products and talent. Both companies have demonstrated profitability and growth. We believe that synergies from this acquisition will create a market leader and drive the expansion of the color industry. Our pooled investment in research and development will help propel our technological innovation and enable us to further enhance capability and flexibility in products and services. Looking to the future, through accelerated innovation, we plan to support our customers’ businesses by driving down their costs, increasing their productivity and stimulating their top-line growth.

The combination offers significant growth potential by enabling us to expand into large, undefined market universes, specifically consumer and enterprise color management. In addition, new opportunities in existing and emerging markets, such as home décor, digital photography, printing, cinema and HDTV, are expected to drive future growth. The acquisition will position us to take advantage of market opportunities, with emerging markets offering a potential $1 billion to $1.5 billion business opportunity, with estimated 6 to 8 percent growth, while growth in traditional markets offers a potential $500 million to $1 billion business opportunity, with estimated 3 to 5 percent growth. Together, we plant to become the company in the color industry for which talented people want to work, offering tremendous prospects for career growth and success.

The integrated company will be a market leader with combined proforma sales of approximately $240 million annually, and, by year three, estimated annual cost savings of $25 million and a target gross margin of approximately 63 percent. The strong financial rationale for the acquisition, combined with the resources, talent, IP, technology and geographical reach of the new company, will help us to be a leader in the global color industry. In the long term, once fully integrated, we believe that our company will redefine the color industry and provide a foundation for long-term growth.

How will this combination affect my business?

Our goal is to support your business by providing you with solutions that drive down your costs, increase your productivity and stimulate your top-line growth through accelerated innovation. We believe that this acquisition will help us attain this goal. Until this acquisition has been completed, X-Rite and GretagMacbeth will continue to operate as separate companies. In coming months you will have the same contacts at X-Rite that you are currently working with and can make color management investments with confidence.

Combining X-Rite and GretagMacbeth’s complementary strengths will help us to unite the best-of-the-best in terms of innovation, products and talent. GretagMacbeth adds additional technical expertise and a technical roadmap to our already strong offerings, and X-Rite brings operational and manufacturing excellence. Our pooled investment in research and development will help accelerate our technological innovation, and further enhance capability and flexibility in products and services.

While consolidation naturally occurs when two competing organizations unite, I can assure you that decisions will be made in a thoughtful, measured manner. We encourage your involvement, and value your thoughts and input. Please feel free to contact your sales representative, or share your thoughts and questions on individual products and services at www.xrite.com/contact_us.aspx.

Can I now purchase GretagMacbeth products through X-Rite sales representatives? Can you provide support for the GretagMacbeth technology I currently have in place?

No. In the short term, X-Rite and GretagMacbeth will continue to operate as separate companies, with our own respective products and services. In coming months, you will have the same contacts at X-Rite that you are currently working with and can make color management investments with confidence.

Following the completion of the transaction, decisions will be made in a thoughtful, measured manner regarding consolidation. As a reminder, both X-Rite and GretagMacbeth have a policy of servicing products for a minimum of seven years after purchase. This policy will remain in effect after close.

Will all my contacts at the company remain the same?

In the short term, X-Rite and GretagMacbeth will continue to operate as separate companies. Thus, in coming months, you will have the same contacts at X-Rite that you are currently working with, and can anticipate receiving the same level of service that you have come to expect and enjoy. Following the completion of the acquisition, expected late Spring 2006, any changes in contacts will be communicated to you immediately. Throughout this process, we encourage your involvement, and value your thoughts and input.

Do you expect any changes to your pricing structure?

As of now, there are no changes to the pricing structure planned. As is the case now, all pricing decisions will be reviewed in a thoughtful, measured process that keeps your business in mind. As always, whenever there may be pricing changes, you will be notified in advance.

What are X-Rite’s plans for integration?

Until the acquisition is finalized in late Spring 2006, we will continue to operate as separate companies, with our own respective products and services. Customers can make color management investments with confidence.

Once the acquisition is finalized, an integration team comprised of X-Rite and GretagMacbeth leaders will implement a comprehensive plan to combine the two companies. In this process, we plan to bring together the best and brightest talent to focus on technologies, legacy systems and convergence issues.

While consolidation naturally occurs when two such organizations unite, we can assure you that decisions will be made in a thoughtful, measured manner. We are committed to keeping you informed of the acquisition throughout its process. Please visit our Web site at www.xrite.com/announce.

When will X-Rite operate as one company?

It is expected that the purchase will be finalized by late Spring 2006. An integration team comprised of X-Rite and GretagMacbeth leaders will implement a comprehensive plan to fully combine the two companies.

Who will lead the new X-Rite organization?

A strong team of X-Rite and GretagMacbeth executives will lead the new organization. Immediately following the close of the deal, Michael C. Ferrara will remain CEO, Thomas J. Vacchiano, Jr. will be named President and COO, Mary Chowning will remain CFO, and Dr. Francis Lamy will be appointed CTO. Following the completion of the transaction, the Board of Directors will be comprised of nine members, including six from X-Rite and three from GretagMacbeth.

When and where will more information be available? Who can I contact if I have questions?

Details about the announcement can be found on our Web site at www.xrite.com/announce. We will keep you apprised of any additional details as soon as they are available. While we will keep you informed of the acquisition throughout its process, we encourage your involvement, and value your thoughts and input.

Please feel free to contact your sales or customer service representative if you have any questions or input. Also, please share your thoughts and questions on individual products and services at www.xrite.com/contact_us.aspx.